UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 4 to

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

BBI Holdings Plc

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company’s Incorporation or Organization)

Inverness Medical Innovations, Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares of 2.5 pence each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Julian Baines

Chief Executive Officer

BBI Holdings Plc

Archway House

77 Ty Glas Avenue

Cardiff

CF14 5DX

United Kingdom

+44 (0) 2920 747232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Jay McNamara, Esq.

Senior Counsel, Corporate & Finance

Inverness Medical Innovations, Inc.

51 Sawyer Road, Suite 200

Waltham, MA 02453

(781) 647-3900

and

John D. Hancock, Esq.

Daniel S. Clevenger, Esq.

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

(617) 832-1000

December 10, 2007

(Date of first public announcement of Scheme of Arrangement)

(Date Tender Offer/Rights Offering Commenced)

This Form CB/A is being furnished by Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness”), in connection with the announcement of the result of the reduction hearing and the completion of Inverness’ previously disclosed proposal to acquire all of the issued and outstanding share capital of BBI Holdings Plc, a company organized and existing under the laws of England and Wales (“BBI”), pursuant to a scheme of arrangement (the “Scheme of Arrangement”) under Section 425 of the United Kingdom Companies Act 1985.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.            Home Jurisdiction Documents

(a)(i)                             The Scheme of Arrangement dated December 21, 2007 of BBI Holdings Plc under section 425 of the Companies Act of 1985 in connection with its Recommended Proposal for the Acquisition of BBI Holdings Plc by Inverness Medical Innovations, Inc. was first mailed or delivered to the shareholders of BBI on December 21, 2007 and was attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit I-1(a)(i).

(a)(ii)                          The document entitled “Inverness Financial Information for use in connection with the Scheme of Arrangement of BBI Holdings Plc under section 425 of the Companies Act 1985 in connection with its Recommended Proposal for the Acquisition of BBI Holdings Plc by Inverness Medical Innovations, Inc.” was first mailed or delivered to the shareholders of BBI on December 21, 2007.  The document comprises (A) a cover page, which was attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit I-1(a)(ii), (B) Inverness’ Quarterly Report on Form 10-Q for the period ended September 30, 2007, which was incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference and (C) Inverness’ Annual Report on Form 10-K, as amended, for the year ended December 31, 2006, which was incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference.

(a)(iii)                       The Cash Election Form for use in connection with the Scheme of Arrangement was first mailed or delivered to the shareholders of BBI on December 21, 2007 and was attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit I-1(a)(iii).

(a)(iv)                      The Form of Proxy for use in respect of the BBI Court Meeting pursuant to the Scheme of Arrangement was first mailed or delivered to the shareholders of BBI on December 21, 2007 and was attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit I-1(a)(iv).

(a)(v)                         The Form of Proxy for use in respect of the BBI General Meeting pursuant to the Scheme of Arrangement was first mailed or delivered to shareholders of BBI on December 21, 2007 and was attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit I-1(a)(v).

(a)(vi)                       Notice of BBI Court Meeting published in The Independent (London, England) on January 29, 2008 and was attached to Inverness’ Amended Form CB filed with the SEC on January 30, 2008 as Exhibit I-1(a)(vi).

(a)(vii)                    Notice of BBI Court Meeting published in the National Edition of the New York Times on January 29, 2008 and was attached to Inverness’ Amended Form CB filed with the SEC on January 30, 2008 as Exhibit I-1(a)(vii).

(b)                              Not applicable.

Item 2.            Informational Legends

See page 2 of Exhibit I-1(a)(i) and Exhibit I-1(a)(vii).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)(a)                  The Rule 2.5 Announcement dated December 11, 2007 was made publicly available in accordance with the requirements of BBI’s home jurisdiction and was attached to Inverness’ Form CB filed with the SEC on December 13, 2007 as Exhibit II-1(a).

(b)                   The Press Release dated December 11, 2007 and entitled “Inverness Medical Innovations proposes to acquire BBI Holdings Plc” was made publicly available in the United States and was attached to Inverness’ Form CB filed with the SEC on December 13, 2007 as Exhibit II-1(b).

(b1)             The BBI Press Release dated January 16, 2008 and entitled “Result of Court Meeting and General Meeting” was made publicly available in accordance with the requirements of BBI’s home jurisdiction and was attached to Inverness’ Amended Form CB filed with the SEC on February 11, 2008 as Exhibit I-1(b1).

(b2)             The BBI Press Release dated February 8, 2008 and entitled “Result of Court Hearing” was made publicly available in accordance with the requirements of BBI’s home jurisdiction and in the United States and was attached to Inverness’ Amended Form CB filed with the SEC on February 11, 2008 as Exhibit I-1(b2).

(b3)             The BBI Press Release dated February 13, 2008 and entitled “Result of Court Hearing” was made publicly available in accordance with the requirements of BBI’s home jurisdiction and in the United States and is attached hereto as Exhibit I-1(b3).

The following documents were made publicly available for inspection by BBI shareholders in accordance with the requirements of BBI’s home jurisdiction:

(c)                    Memorandum and Articles of Association of BBI, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(c).

(d)                   Certificate of Incorporation of Inverness, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibits 3.4 and 3.5 of Inverness’ Annual Report on Form 10-K, as amended, for the year ended December 31, 2006.

(e)                    By-laws of Inverness, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 3.3 to Inverness’ Annual Report on Form 10-K, as amended, for the year ended December 31, 2001.

(f)                      Proposed Article 166 to the Articles of Association of BBI, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to pages 100-101 of Exhibit I-1(a)(i) hereto.

(g)                   BBI Annual Report for the year ended March 31, 2006, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(g).

(h)                   BBI Annual Report for the year ended March 31, 2007, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(h).

(i)                       Rules of the BBI Approved Share Option Scheme, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(i).

(j)                       Rules of the BBI Unapproved Share Option Scheme, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(j).

(k)                    Rules of the BBI EMI Scheme, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(k).

(l)                       Rules of the BBI SAYE Share Option Scheme, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(l).

(m)                 Inducement Fee Agreement dated as of December 3, 2007 between BBI and Inverness, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(m).

(n)                   Implementation Agreement dated as of December 10, 2007 between BBI and Inverness, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(n).

(o)                   Assignment of Intellectual Property and Cell Lines Technology dated October 5, 2007 by and among Agen Biomedical Limited, Agen Limited, Agenix Limited and British Biocell International Limited, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(o).

(p)                   Convertible Loan Agreement dated March 22, 2007 by and among Inverness Medical Switzerland GmbH, BBI and Berry Smith, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(p).

(q)                   Product Acquisition Agreement dated March 2, 2007 by and among British Biocell International Limited, Agen Biomedical Limited, Agen Limited and Agenix Limited, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(q).

(r)                      Share Purchase Agreement dated July 19, 2006 by and among BBI, British Biocell International Limited and the shareholders of Qnostics Limited, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(r).

(s)                    Investment and Shareholders Agreement dated April 27, 2007 by and among British Biocell International Limited, Carlco plc, the majority shareholders of Platform Diagnostics Limited and Platform Diagnostics, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(s).

(t)                      Facility Agreement dated March 26, 2007 between BBI and Barclays Bank, plc, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(t).

(u)                   Shareholders Agreement dated November 15, 2006, with an addendum dated December 26, 2006, between Allchemix Invest B.V. et. al. and Theratase plc, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(u).

(v)                   Acquisition Agreement dated April 18, 2006 between BBI and the shareholders of Alchemy Laboratories Limited, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(v).

(w)                 Scheme of Arrangement dated April 2, 2007 setting out the acquisition by BBI of the entire shares of Theratase by way of scheme of arrangement under section 425 of the UK Companies Act 1985, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(w).

(x)                     Readmission Document dated April 2, 2007 relating to the readmission to AIM of the enlarged BBI Group following the acquisition of Theratase plc, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(x).

(y)                   Share Purchase Agreement dated February 28, 2006 by and between Inverness Medical Switzerland GmbH, Inverness, CLONDIAG Beteiligungs-Gesellschaft GmbH, Eugen Ermantraut, Dr. Stefan Wölfl, Dr. Torsten Schulz, Prof. Dr. Albert Hinnen, Karl Fusseis, Prof. Dr. Michael Köhler and Thomas Ellinger, incorporated in Inverness’ Amended Form CB filed with the SEC on

December 21, 2007 by reference to Exhibit 2.9 to Inverness’ Annual Report on Form 10-K for the year ending December 31, 2005.

(z)                     Acquisition Agreement dated February 24, 2006 by and among Inverness, ACON Laboratories, Inc., AZURE Institute, Inc., LBI, Inc., Oakville Hong Kong Co., Ltd., ACON Biotech (Hangzhou) Co., Ltd. and Karsson Overseas Ltd., incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 99.1 to Inverness’ Current Report on Form 8-K dated February 24, 2006, filed with the SEC on February 24, 2006.

(aa)              Second Territory Letter Agreement dated March 31, 2006 by and among Inverness, ACON Laboratories, Inc., AZURE Institute, Inc., LBI, Inc., Oakville Hong Kong Co., Ltd., ACON Biotech (Hangzhou) Co., Ltd., Karsson Overseas Ltd., Jixun Lin and Feng Lin, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 10.2 to Inverness’ Current Report on Form 8-K dated March 31, 2006, filed with the SEC on April 5, 2006.

(ab)             Underwriting Agreement dated January 25, 2007 among Inverness and the Underwriters named therein, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 1.1 to Inverness’ Current Report on Form 8-K dated January 25, 2007, filed with the SEC on January 26, 2007.

(ac)              Stock Purchase Agreement dated March 12, 2007 by and among Inverness, James T. Ramsey, Gerald T. Ramsey, Tara Ramsey, Edward Bennett, and Instant Technologies, Inc., incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 2.1 to Inverness’ Current Report on Form 8-K dated March 12, 2007, filed with the SEC on March 16, 2007.

(ad)             Indenture dated May 14, 2007 between Inverness and U.S. Bank Trust National Association, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 4.1 to Inverness’ Current Report on Form 8-K dated May 9, 2007, filed with the SEC on May 15, 2007.

(ae)              Shareholder Agreement dated as of May 17, 2007 among Inverness Medical Switzerland GmbH, Procter & Gamble International Operations, SA and SPD Swiss Precision Diagnostics GmbH, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 10.12 to Inverness’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(af)                Option Agreement dated as of May 17, 2007 among US CD LLC, SPD Swiss Precision Diagnostics GmbH, Inverness, Inverness Medical Switzerland GmbH, Procter & Gamble International Operations, SA and Procter & Gamble RHD, Inc., incorporated in Inverness’ Amended Form CB filed with the SEC on

December 21, 2007 by reference to Exhibit 10.13 to Inverness’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(ag)             Agreement and Plan of Merger dated as of May 17, 2007 by and among Inverness, Inca Acquisition, Inc. and Biosite Incorporated, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 2.1 to Inverness’ Current Report on Form 8-K dated May 17, 2007, filed with the SEC on May 18, 2007.

(ah)             $1,050,000,000 First Lien Credit Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, a wholly owned subsidiary of Inverness, as Borrower, Inverness, as a Guarantor, the Lenders and L/C Issuers Party thereto, General Electric Capital Corporation, as Administrative Agent, Citizens Bank of Massachusetts, Fifth Third Bank and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc. as Co-Documentation Agents and UBS Securities LLC, as Joint Lead Arranger and Syndication Agent, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 10.1 to Inverness’ Current Report on Form 8-K dated June 26, 2007, filed with the SEC on July 2, 2007.

(ai)                 $250,000,000 Second Lien Credit Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, Inverness, as a Guarantor, the Lenders, General Electric Capital Corporation, as Administrative Agent, and UBS Securities LLC, as Syndication Agent, Joint Lead Arranger and Sole Bookrunner, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 10.2 to Inverness’ Current Report on Form 8-K dated June 26, 2007, filed with the SEC on July 2, 2007.

(aj)                 First Lien Guaranty and Security Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, and each Grantor and General Electric Capital Corporation, as Administrative Agent, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 10.3 to Inverness’ Current Report on Form 8-K dated June 26, 2007, filed with the SEC on July 2, 2007.

(ak)              Second Lien Guaranty and Security Agreement dated as of June 26, 2007 among IM US HOLDINGS, LLC, as Borrower, and each Grantor and General Electric Capital Corporation, as Administrative Agent, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 10.4 to Inverness’ Current Report on Form 8-K dated June 26, 2007, filed with the SEC on July 2, 2007.

(al)                 First Amendment to First Lien Credit Agreement dated as of November 15, 2007 among IM US Holdings, LLC, as Borrower, Inverness, as a Guarantor, the Lenders signatory thereto and General Electric Capital Corporation, as collateral agent and administrative agent for the Lenders, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to

Exhibit 10.2 to Inverness’ Current Report on Form 8-K dated November 15, 2007, filed with the SEC on November 20, 2007.

(am)           Agreement and Plan of Reorganization dated as of June 4, 2007 among Inverness, Iris Merger Sub, Inc. and Cholestech Corporation, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 2.1 to Inverness’ Current Report on Form 8-K dated June 4, 2007, filed with the SEC on June 4, 2007.

(an)             Underwriting Agreement dated November 14, 2007 among Inverness and the Underwriters named therein, incorporated in Inverness’ Amended Form CB filed with the SEC on December 21, 2007 by reference to Exhibit 1.1 to Inverness’ Current Report on Form 8-K dated November 14, 2007, filed with the SEC on November 16, 2007.

(ao)             Service Contract dated November 30, 2000, as supplemented on April 28, 2004, between British Biocell International Limited and Julian Baines, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(ao).

(ap)             Service Contract dated February 8, 1999 between Biozyme Laboratories Limited, Enviromed PLC and Dr. John Chesham, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(ap).

(aq)             Service Contract dated August 15, 1999 between Enviromed PLC and Colin Anderson, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(aq).

(ar)                Service Contract dated May 16, 2006 between Alchemy Laboratories Limited and Richard Lamotte, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(ar).

(as)              Letter Agreement dated April 8, 2004 between BBI and David Evans, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(as).

(at)                Letter Agreement dated April 8, 2004 between BBI and Kevin Wilson, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(at).

(au)             Letter Agreement dated April 8, 2004 between BBI and Jonathan Gregory, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(au).

(av)             Letter Agreement dated April 1, 2007 between Theratase plc and Philip Percival, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(av).

(aw)           Letter dated December 10, 2007 from Cenkos Securities Limited to the Directors of BBI, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(aw).

(ax)               Letter dated December 11, 2007 from IDJ Limited to BBI and Inverness, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(ax).

(ay)             Letter Dated December 21, 2007 from IDJ Limited to BBI and Inverness, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(ay).

(az)               Deed of Irrevocable Undertaking executed by Kevin Wilson, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(az).

(ba)             Deed of Irrevocable Undertaking executed by Colin Anderson as attorney-in-fact for Philip Charles Percival, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(ba).

(bb)            Deed of Irrevocable Undertaking executed by Colin Anderson, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(bb).

(bc)             Deed of Irrevocable Undertaking executed by Julian Baines, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(bc).

(bd)            Deed of Irrevocable Undertaking executed by Colin Anderson as attorney-in-fact for John Chesham, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(bd).

(be)             Deed of Irrevocable Undertaking executed by Richard Lamotte, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(be).

(bf)               Deed of Irrevocable Undertaking Executed by David Evans, attached to Inverness’ Amended Form CB filed with the SEC on December 21, 2007 as Exhibit II-1(bf).

(2)           Not applicable.

(3)           Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)           Not applicable.

(2)           Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVERNESS MEDICAL INNOVATIONS, INC.

	By:	/s/ Jay McNamara
Jay McNamara
Senior Counsel, Corporate & Finance

Dated: February 13, 2008